# MorphoSys AG

## MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
17.04.2023 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News – a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

**Notification of Major Holdings**

**1. Details of issuer**

| | |
|---|---|
| Name: | MorphoSys AG |
| Street: | Semmelweisstr. 7 |
| Postal code: | 82152 |
| City: | Planegg<br>Germany |
| Legal Entity Identifier (LEI): | 529900493806K77LRE72 |

### 2. Reason for notification

| | |
|---|---|
| | Acquisition/disposal of shares with voting rights |
| | Acquisition/disposal of instruments |
| | Change of breakdown of voting rights |
| X | Other reason:<br>Equity collateral returned. |

### 3. Details of person subject to the notification obligation

Legal entity: DWS Investment GmbH
City of registered office, country: Frankfurt am Main, Germany

### 4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

### 5. Date on which threshold was crossed or reached:

07 Apr 2023

### 6. Total positions

| | % of voting rights attached to shares (total of 7.a.) | % of voting rights through instruments (total of 7.b.1 + 7.b.2) | Total of both in % (7.a. + 7.b.) | Total number of voting rights pursuant to Sec. 41 WpHG |
|---|---|---|---|---|
| New | 2.17 % | 0.00 % | 2.17 % | 34231943 |

| | | | | |
|---|---|---|---|---|
| Previous notification | 3.15 % | 0.00 % | 3.15 % | / |

**7. Details on total positions**

**a. Voting rights attached to shares (Sec. 33, 34 WpHG)**

| ISIN | Absolute | | In % | |
|---|---|---|---|---|
| | Direct (Sec. 33 WpHG) | Indirect (Sec. 34 WpHG) | Direct (Sec. 33 WpHG) | Indirect (Sec. 34 WpHG) |
| DE0006632003 | 0 | 741565 | 0.00 % | 2.17 % |
| **Total** | 741565 | | 2.17 % | |

**b.1. Instruments according to Sec. 38 (1) no. 1 WpHG**

| Type of instrument | Expiration or maturity date | Exercise or conversion period | Voting rights absolute | Voting rights in % |
|---|---|---|---|---|
| | | | 0 | 0.00 % |
| | | **Total** | 0 | 0.00 % |

**b.2. Instruments according to Sec. 38 (1) no. 2 WpHG**

| Type of instrument | Expiration or maturity date | Exercise or conversion period | Cash or physical settlement | Voting rights absolute | Voting rights in % |
|---|---|---|---|---|---|
| | | | | 0 | 0.00 % |
| | | | **Total** | 0 | 0.00 % |

**8. Information in relation to the person subject to the notification obligation**

| | |
|---|---|
| X | Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). |
| | Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: |

| Name | % of voting rights (if at least 3% or more) | % of voting rights through instruments (if at least 5% or more) | Total of both (if at least 5% or more) |
|---|---|---|---|
| | | | |

**9. In case of proxy voting according to Sec. 34 para. 3 WpHG**
(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

| Proportion of voting rights | Proportion of instruments | Total of both |
|---|---|---|
| % | % | % |

**10. Other explanatory remarks:**

| |
|---|
| Equity collateral returned via transfer of title. |

Date

| |
|---|
| 13 Apr 2023 |

| | |
|---|---|
| Language: | English |
| Company: | MorphoSys AG |
| | Semmelweisstr. 7 |
| | 82152 Planegg |
| | Germany |
| Internet: | www.morphosys.com |